

April 20, 2011

Mr. Kenneth F. Khoury
Executive Vice President, General Counsel and Secretary
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

> **Re:** **Beazer Homes USA, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 7, 2011**
> **File No. 333-172483**

Dear Mr. Khoury:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the acknowledgements you have provided at the end of your response letter dated April 7, 2011. However, these acknowledgements pertain to filings made in the Securities Exchange Act of 1934, as amended, and are not applicable to filings made under the Securities Act of 1933, as amended. As your registration statement is a Securities Act filing, please provide us with a written statement from the company acknowledging that:

    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Exhibit 5.1

2. Please file a revised legal opinion in which counsel opines as to the units inclusive of the preferred stock purchase rights. In this regard, we note that counsel's definition of units in the first paragraph does not include the preferred stock purchase rights.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson at (202) 551-3749 or, in her absence, Dietrich King at (202) 551-3338 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Patrick Macken
   Troutman Sanders LLP
   via facsimile at (404) 962-6742